

14041914

Tf 11/20/14

UNITED STATES
SAND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68035

NOV 2 0 2014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/01/13__ AND ENDING __09/30/14__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STUYVESANT SQUARE ADVISORS, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 OLD KINGS HIGHWAY SOUTH, SUITE 228
_____
(No. and Street)

DARIEN	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID TUVLIN   (917) 446-4940
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
_____
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

θ 11/20/14

OATH OR AFFIRMATION

I, DAVID TUVLIN _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
STUYVESANT SQUARE ADVISORS, INC.
_____ , as

of SEPTEMBER 30 _____, 20 14 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

ELIZABETH SMITH BARTRAM
NOTARY PUBLIC
State of Connecticut
My Commission Expires
April 30, 2018

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STUYVESANT SQUARE ADVISORS, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17   LONDONDERRY, NH 03053   TEL. (603) 889-4243

FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Stuyvesant Square Advisors, Inc.

We have audited the accompanying financial statements of Stuyvesant Square Advisors, Inc.(a New York corporation), which comprise the statement of financial condition as of September 30, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Stuyvesant Square Advisors, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stuyvesant Square Advisors, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II, III and IV have been subjected to audit procedures performed in conjunction with the audit of Stuyvesant Square Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Stuyvesant Square Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

November 12, 2014

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2014

ASSETS

Cash and cash equivalents	$ 91,365
Receivables from customers	120,864
Furniture and equipment at cost, less, accumulated depreciation of $1,551	627
Prepaid expenses	-
Prepaid income taxes	6,783
Total assets	$ 219,639

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 1,568
Income taxes payable	-
Total liabilities	1,568
Stockholder's equity:	
Common stock, no par value, shares authorized 200; 100 issued and outstanding shares	-
Additional paid-in capital	15,000
Retained earnings	203,071
Total stockholder's equity	218,071
Total stockholder's equity and liabilities	$ 219,639

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

Revenues:

Fee income, net of discounts of $0	$ 2,833,059
Interest and dividends	13
Other income	532
	2,833,604

Expenses:

Employee compensation and benefits	2,544,584
Professional fees	32,902
Occupancy	48,418
Taxes, other than income taxes	51,884
Other operating expenses	80,160
Total expenses	2,757,948
Net income (loss) before income taxes	75,656
Provision for income taxes	305
Net income (loss)	$ 75,351

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2014

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at beginning of the year	$ -	$ 15,000	$ 127,720	$ 142,720
Net income (loss)	-	-	75,351	75,351
Balance at year end	$ -	$ 15,000	$ 203,071	$ 218,071

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2014

Cash flows from operating activities:		
Net income (loss)		$ 75,351
Adjustments to reconcile net income		
to net cash provided by operating activities		
Depreciation	$ 418	
(Increase) decrease in operating assets:		
Increase in receivable from customers	(98,902)	
Decrease in prepaid expenses	66,826	
Increase (decrease) in operating liabilites:		
Decrease in income taxes payable	(856)	
Decrease in accounts payable, accrued expenses	(3,165)	
Total adjustments		(35,679)
Net cash provided (used) by operating activities		39,672
Cash flows from investing activities:		
None		-
Cash flows from financing activities:		
None		-
Net increase in cash		39,672
Cash at beginning of the year		51,693
Cash at end of the year		$ 91,365

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ -
Income tax payments	$ 305

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated in New York on April 28, 2008. It serves as a broker/dealer in securities and provides investment banking and private placement services to its clients.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended September 30, 2014, depreciation expense was $418.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Management's Review for Subsequent Events
Management had evaluated subsequent events through November 12, 2014, the date which the financial statements were available to be issued.

NOTE 2- INCOME TAXES

The company and its stockholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. New York levies a minimum entity tax on Subchapter S corporations which is reflected in the current period expenses.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $89,797 at September 30, 2014, this exceeded required net capital of $5,000 by $84,797. The ratio of aggregate indebtedness to net capital at September 30, 2014 was 1.7%.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company has signed expense sharing agreements with both employees, one of which is the sole shareholder, to cover the costs of office expenses, including rent, utilities and related services. These agreements will remain in effect until terminated by either the company or the employee. Each agreement states that the employee will be reimbursed $2,000 per month to cover these expenses. The total payments made under these agreements for the year ended September 30, 2014 was $48,000.

NOTE 5- PROVISION FOR INCOME TAXES

The Company has received approval from the Internal Revenue Service to be taxed as an S corporation. Therefore, no provision for federal income taxes has been presented in the financial statements as such taxes are to be paid by the stockholders individually. The Company has received approval from the Internal Revenue Service to retain its fiscal year for income tax reporting. The Company is required to make an annual tax deposit under Section 444 of the Internal Revenue Code. The amounts of refundable tax deposits were $6,783 as of September 30, 2014 and $71,609 as of September 30, 2013, respectively.

NOTE 6- CONCENTRATIONS IN SALES TO FEW CUSTOMERS

For the year ended September 30, 2014, the largest customer accounted for 42% of sales. For the year ended September 30, 2013, the two largest customer accounted for 50% of sales.

STUYVESANT SQUARE ADVISORS, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED SEPTEMBER 30, 2014

SCHEDULE I

STUYVESANT SQUARE ADVISORS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2014

Total ownership equity from statement of financial condition	$	218,071
Total nonallowable assets from statement of financial condition		(128,274)
Net capital before haircuts on securities positions		89,797
Haircuts on securities		-
Net capital	$	89,797
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	1,568
Total aggregate indebtedness	$	1,568
Percentage of aggregate indebtedness to net capital		1.7%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	105
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	84,797
Excess net capital at 1000%	$	89,640

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

STUYVESANT SQUARE ADVISORS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2014

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

STUYVESANT SQUARE ADVISORS, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

SEPTEMBER 30, 2014

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

STUYVESANT SQUARE ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2014

Stuyvesant Square Advisors, Inc., is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(i) as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STUYVESANT SQUARE ADVISORS, INC.

SUPPLEMENTAL REVIEW OF EXEMPTION REPORT

JUNE 30, 2014

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17   LONDONDERRY, NH 03053   TEL. (603) 889-4243
                                                                         FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Stuyvesant Square Advisors, Inc.

We have reviewed management's statements, included in the accompanying Annual Exemption Report filed pursuant to SEC Rule 17a5(d)(1)(B)(2), in which (1) Stuyvesant Square Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stuyvesant Square Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(i)) (the "exemption provisions") and (2) Stuyvesant Square Advisors, Inc. stated that Stuyvesant Square Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Stuyvesant Square Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stuyvesant Square Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

November 12, 2014

On behalf of Stuyvesant Square Advisors, Inc., I, as President, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending September 30, 2014:

- Stuyvesant Square Advisors, Inc. claims an exemption from SEC Rule 15c3-3 under the k(2)(i) provision.
- Stuyvesant Square Advisors, Inc. did not hold any customer funds or securities at any time during the year.
- Stuyvesant Square Advisors, Inc. met the identified exemption provisions throughout the reporting period of October 1, 2013 thru September 30, 2014 without exception.

David Tuvlin

President

Stuyvesant Square Advisors, Inc.

STUYVESANT SQUARE ADVISORS, INC.

SUPPLEMENTAL SIPC REPORT

SEPTEMBER 30, 2014

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17   LONDONDERRY, NH 03053   TEL. (603) 889-4243
                                                                                              FAX (603) 882-7371

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Stuyvesant Square Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by Stuyvesant Square Advisors, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Stuyvesant Square Advisors, Inc.'s compliance with the applicable instructions of Form SIPC-7. Stuyvesant Square Advisors, Inc.'s management is responsible for Stuyvesant Square Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

November 12, 2014

STUYVESANT SQUARE ADVISORS, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED SEPTEMBER 30, 2014

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment $4,325

Less Payments Made:

Date Paid   Amount

 4-17-14 $913
_____   _____   (913)

Interest on late payment(s)   _____

Total Assessment Balance or Overpayment $ 3,412

Payment made with Form SIPC 7 $ 3,412

See Accountant's Report

STUYVESANT SQUARE ADVISORS, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED SEPTEMBER 30, 2014

Total revenue	**$2,833,604**
Additions:	
Various (list)	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	0
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	0
Net gain from securities in investment accounts	0
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	1,103,757
Total deductions	$1,103,757
SIPC NET OPERATING REVENUES	**$1,729,847**
GENERAL ASSESSMENT @ .0025	**$ 4,325**

See Accountant's Report